SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
September 2013

Commission File Number  1-32135

SEABRIDGE GOLD INC.
 (Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F *                                           Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  *                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

By: /s/Rudi Fronk
Name: Rudi Fronk
Title: Chairman and CEO

Date: September 17, 2013

EXHIBITS

Exhibit 99.1
News Release of Calico Resources Corp. (TSX VENTURE:CKB), dated September12, 2013, re: Seabridge Gold Acquires an Additional 1,671,000 Common Shares of Calico Resources Corp. Upon Exercise of Special Warrants.

Exhibit 99.2	Seabridge Gold Report under Section 5.2 of Multilateral Instrument 62-104 (Early Warning Report) re Calico Resources Corp. filed on SEDAR September 12, 2013.